Filed by IMC Global Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Phosphate Resource Partners Limited Partnership Commission File No: 1-9164
Subject Company: Phosphate Resource Partners Limited Partnership

        This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding expected quarterly and annual results for 2004, expectations regarding the phosphate market recovery and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of IMC Global's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in IMC Global's forward-looking statements: increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; DAP and potash pricing, margins and realizations; and the prices of raw materials. Additional factors that could cause IMC Global's results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Report on Form 10-K of IMC Global filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site (http://www.sec.gov).

        If the PLP merger transaction is pursued and moves forward to a vote of PLP unitholders, prior to any vote, IMC Global will file a Registration Statement with the Securities and Exchange Commission, which will include a proxy statement/prospectus and other relevant documents concerning the proper merger transaction. At that time PLP unitholders will be urged to read the proxy statement/prospectus and any other relevant documents filed with the Securities and Exchange Commission because they will contain important information relating to IMC Global, PLP and the proposed merger. You will be able to obtain the document free of charge at the website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, you may obtain documents filed with the SEC by IMC Global, including periodic reports and current reports, free of charge by requesting them in writing from IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200; e-mail: daprichard@imcglobal.com. You may obtain documents filed with the Securities and Exchange Commission by PLP free of charge by requesting them in writing from Phosphate Resource Partners Limited Partnership, 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045-2561, or by telephone, (847) 739-1200.

        IMC Global, and its respective directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies in connection with any possible merger transaction. Information regarding such persons and their interests in PLP is set forth in PLP's Annual Report on Form 10-K for the year ended December 31, 2002 under Items 10 and 12. Investors also will be able to obtain additional information regarding such persons and their interests in any possible transaction by reading IMC Global's registration statement relating to a possible merger when and if filed with the Securities and Exchange Commission.

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IMC Global Inc. 100 South Saunders Road Lake Forest, Illinois 60045-2561 847.739.1200
FOR IMMEDIATE RELEASE	News Release

Investor and Media Contact:
David A. Prichard
847.739.1810
daprichard@imcglobal.com

IMC GLOBAL BOARD OF DIRECTORS APPROVES
PROPOSED MERGER WITH PHOSPHATE RESOURCE PARTNERS

        LAKE FOREST, IL, March 19, 2004—IMC Global Inc. (NYSE: IGL) announced today that its Board of Directors unanimously approved a proposal to merge Phosphate Resource Partners Limited Partnership (NYSE: PLP) with a subsidiary of IMC Global, pursuant to which each publicly traded Partnership unit would be converted into the right to receive 0.2 shares of IMC Global common stock. In connection with the Board's approval, IMC executed the merger agreement relating to the Partnership merger which was also signed by the Partnership and the other parties thereto.

        IMC Global has previously announced that it has authorized management to communicate a proposal to acquire all of the publicly held units of the Partnership. In addition, the Board of Directors of PRP-GP LLC, the administrative managing general partner of the Partnership and a wholly owned subsidiary of IMC Global, previously announced that it had unanimously approved a proposal to merge the Partnership with a subsidiary of IMC, and recommended that unitholders vote to approve the merger.

        In addition, if IMC Global's previously announced combination with Cargill Crop Nutrition, a division of Cargill, Incorporated, is consummated simultaneously with or shortly after the Partnership merger and IMC Global shares are converted into the right to receive common stock of the newly formed company, then each former publicly held Partnership unit will be converted into the right to receive 0.2 shares of common stock of the new company. The combination between IMC Global and Cargill Crop Nutrition is subject to regulatory approval in the United States, Brazil, Canada, China and several other countries; the approval of IMC Global shareholders; the completion of the Partnership merger; and satisfaction of other customary closing conditions.

        IMC will file with the Securities and Exchange Commission a proxy statement/prospectus on Form S-4 to obtain unitholder approval of the Partnership merger.

        The Partnership merger will be subject to certain conditions, including among other things, necessary regulatory approvals, action by the unitholders of the Partnership and other conditions which are customary for transactions of this nature involving publicly traded companies.

        There can be no assurance that the Partnership merger or the combination with Cargill Crop Nutrition will be consummated.

        PLP is engaged in the production and sale of phosphate crop nutrients and animal feed ingredients. For more information, visit the PLP Web site at phosplp.com.

        With 2003 revenues of $2.2 billion, IMC Global is the world's largest producer and marketer of concentrated phosphates and potash crop nutrients for the agricultural industry and a leading global provider of feed ingredients for the animal nutrition industry. For more information, visit IMC Global's Web site at imcglobal.com.

Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include statements that are not historical facts. Such statements are based upon the current beliefs and expectations of IMC Global's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

Factors that could cause IMC Global's results to differ materially from those described in the forward-looking statements can be found in the reports of IMC Global filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's Internet site (http://www.sec.gov).

Not a Proxy Solicitation for IMC Global and Cargill Crop Nutrition Combination

This communication is not a solicitation of a proxy from any security holder of IMC Global or Cargill, Incorporated. Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction between Cargill and IMC Global when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Cargill and IMC Global, without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200, email: daprichard@imcglobal.com, or to Cargill, Incorporated, 15407 McGinty Road West, MS 25, Wayzata, Minnesota 55391, Attention: Lori Johnson, or by telephone at (952) 742-6194, email: lori_johnson@cargill.com.

The respective directors and executive officers of Cargill and IMC Global and other persons may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding IMC Global's directors and executive officers is available in its proxy statement filed with the SEC on April 11, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Not a Proxy Solicitation for PLP Merger Proposal

This communication is not a solicitation of a proxy from any security holder of IMC Global or PLP. If the PLP merger transaction is pursued and moves forward to a vote of PLP unitholders, prior to any vote, IMC Global will file a Registration Statement with the Securities and Exchange Commission, which will include a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction. At that time PLP unitholders will be urged to read the proxy statement/prospectus and any other relevant documents filed with the Securities and Exchange Commission because they will contain important information relating to IMC Global, PLP and the proposed merger. You will be able to obtain the document free of charge at the website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, you may obtain documents filed with the SEC by IMC Global, including periodic reports and current reports, free of charge by requesting them in writing from IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200; e-mail: daprichard@imcglobal.com. You may obtain documents filed with the Securities and Exchange Commission by PLP free of charge by requesting them in writing from Phosphate Resource Partners Limited Partnership, 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045-2561, or by telephone, (847) 739-1200.

IMC Global, and its respective directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies in connection with any possible merger transaction. Information regarding such persons and their interests in PLP is set forth in PLP's Annual Report on Form 10-K for the year ended December 31, 2002 under Items 10 and 12. Investors also will be able to obtain additional information regarding such persons and their interests in any possible transaction by reading IMC Global's registration statement relating to a possible merger when and if filed with the Securities and Exchange Commission.

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